Mail Stop 4561

March 15, 2010

Cary T. Fu
Chief Executive Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, Texas 77515

>       **Re:   Benchmark Electronics, Inc.**
>               **Form 10-K for the year ended December 31, 2008**
>               **Filed February 27, 2009**
>               **Form 10-K for the year ended December 31, 2009**
>               **Filed March 1, 2010**
>               **File No. 001-10560**

Dear Cary T. Fu:

        We have reviewed your response letter dated January 29, 2010 in connection with the above-referenced filing and have the following comment.  If indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 15, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, pages 30 – 31

1.      We refer to your disclosure which states that the fair value of your Asia segment exceeded its carrying value by approximately 147% at the time that your 2009 impairment test was performed.   Additionally, we note that fair value calculated

in your 2008 analysis exceeded carrying value by 16%.   We further note on page 64 that net sales and income from operations both declined by more than 20% from 2008 to 2009.  Given the decline in operating performance within the Asia segment, describe the assumptions used to support your conclusions regarding goodwill impairment.  Please include a discussion of the specific changes to your assumptions in the 2009 analysis as compared to 2008 that would cause fair value as a percentage of carrying value to increase significantly.

\* \* \* \* \* \* \*

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 if you have any questions.  If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief